FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                       No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated January 18, 2005, regarding the redemption of the 9th Issue of the Second Program of Telefonica Corporate Bonds, Single Serial, and the terms and conditions of the 31st emission of the Second Program of Commercial Papers of Telefónica del Perú S.A.A..

Item 1

GCF-220-A1-012-05

Lima, January 18, 2005

Messers.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the following redemption of the 9th Issue of the Second Program of Telefonica Corporate Bonds, Single Serial, under the following terms:

Issue	Serial	Term	Date of Issue	Date of Maturity	Nominal Value
9th	Single	21 Months	04.14.03	01.14.05	US$	21,000,000.00

We also inform you about the terms and conditions of the 31st emission of the Second Program of Commercial Papers of Telefónica del Perú S.A.A., which are detailed on the attached document1, which will be published tomorrow at a local newspaper.

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

[1]	Attachment not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: January 28, 2005	By:	/s/ Julia María Valentin
		Name:	Julia María Valentin
		Title:	General Counsel